Exhibit 99.3

Cenovus Energy Inc.

Interim Consolidated Financial Statements (unaudited)

For the Period Ended March 31, 2017

(Canadian Dollars)

CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

For the period ended March 31, 2017

TABLE OF CONTENTS

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS) (UNAUDITED)		3
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (UNAUDITED)		3
CONSOLIDATED BALANCE SHEETS (UNAUDITED)		4
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (UNAUDITED)		5
CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)		6
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)		7
1.	DESCRIPTION OF BUSINESS AND SEGMENTED DISCLOSURES	7
2.	BASIS OF PREPARATION AND STATEMENT OF COMPLIANCE	11
3.	RECENT ACCOUNTING PRONOUNCEMENTS	11
4.	FINANCE COSTS	12
5.	FOREIGN EXCHANGE (GAIN) LOSS, NET	12
6.	IMPAIRMENT CHARGES	12
7.	INCOME TAXES	13
8.	PER SHARE AMOUNTS	13
9.	INVENTORIES	13
10.	ASSETS AND LIABILITIES HELD FOR SALE	14
11.	EXPLORATION AND EVALUATION ASSETS	14
12.	PROPERTY, PLANT AND EQUIPMENT, NET	14
13.	LONG-TERM DEBT	15
14.	DECOMMISSIONING LIABILITIES	15
15.	OTHER LIABILITIES	15
16.	SHARE CAPITAL	16
17.	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	16
18.	STOCK-BASED COMPENSATION PLANS	17
19.	CAPITAL STRUCTURE	17
20.	FINANCIAL INSTRUMENTS	19
21.	RISK MANAGEMENT	20
22.	SUPPLEMENTARY CASH FLOW INFORMATION	21
23.	COMMITMENTS AND CONTINGENCIES	21
24.	SUBSEQUENT EVENT	22

Cenovus Energy Inc.	2	For the period ended March 31, 2017

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS) (unaudited)

For the periods ended March 31,

($ millions, except per share amounts)

		Three Months Ended
	Notes	2017	2016

Revenues	1
Gross Sales		3,942	2,265
Less: Royalties		77	20
		3,865	2,245
Expenses	1
Purchased Product		2,234	1,362
Transportation and Blending		615	450
Operating		468	451
Production and Mineral Taxes		5	2
(Gain) Loss on Risk Management	20	(187)	(16)
Depreciation, Depletion and Amortization	6,12	363	542
Exploration Expense	6,11	3	1
General and Administrative		43	60
Finance Costs	4	120	124
Interest Income		(17)	(11)
Foreign Exchange (Gain) Loss, Net	5	(76)	(403)
Transaction Costs		29	-
Research Costs		4	18
(Gain) Loss on Divestiture of Assets		1	-
Earnings (Loss) Before Income Tax		260	(335)
Income Tax Expense (Recovery)	7	49	(217)
Net Earnings (Loss)		211	(118)

Net Earnings (Loss) Per Share ($)	8
Basic and Diluted		0.25	(0.14)

See accompanying Notes to Consolidated Financial Statements (unaudited).

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (unaudited)

For the periods ended March 31,

($ millions)

		Three Months Ended
	Notes	2017	2016

Net Earnings (Loss)		211	(118)
Other Comprehensive Income (Loss), Net of Tax	17
Items That Will Not be Reclassified to Profit or Loss:
Actuarial Gain (Loss) Relating to Pension and Other Post-Retirement Benefits		(3)	(4)
Items That May be Reclassified to Profit or Loss:
Available for Sale Financial Assets – Change in Fair Value		-	(3)
Foreign Currency Translation Adjustment		(43)	(256)
Total Other Comprehensive Income (Loss), Net of Tax		(46)	(263)
Comprehensive Income (Loss)		165	(381)

See accompanying Notes to Consolidated Financial Statements (unaudited).

Cenovus Energy Inc.	3	For the period ended March 31, 2017

CONSOLIDATED BALANCE SHEETS (unaudited)

As at

($ millions)

	Notes	March 31, 2017	December 31, 2016

Assets
Current Assets
Cash and Cash Equivalents		3,548	3,720
Accounts Receivable and Accrued Revenues		1,749	1,838
Income Tax Receivable		20	6
Inventories	9	1,232	1,237
Risk Management	20,21	56	21
Assets Held for Sale	10	2,252	-
Total Current Assets		8,857	6,822
Exploration and Evaluation Assets	1,11	1,369	1,585
Property, Plant and Equipment, Net	1,12	14,439	16,426
Risk Management	20,21	7	3
Income Tax Receivable		147	124
Other Assets		64	56
Goodwill	1	242	242
Total Assets		25,125	25,258

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts Payable and Accrued Liabilities		2,072	2,266
Income Tax Payable		125	112
Risk Management	20,21	67	293
Liabilities Related to Assets Held for Sale	10	638	-
Total Current Liabilities		2,902	2,671
Long-Term Debt	13	6,277	6,332
Risk Management	20,21	5	22
Decommissioning Liabilities	14	1,363	1,847
Other Liabilities	15	213	211
Deferred Income Taxes		2,648	2,585
Total Liabilities		13,408	13,668
Shareholders’ Equity		11,717	11,590
Total Liabilities and Shareholders’ Equity		25,125	25,258

See accompanying Notes to Consolidated Financial Statements (unaudited).

Cenovus Energy Inc.	4	For the period ended March 31, 2017

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (unaudited)

($ millions)

	Share Capital	Paid in Surplus	Retained Earnings	AOCI (1)	Total
	(Note 16)			(Note 17)

As at December 31, 2015	5,534	4,330	1,507	1,020	12,391
Net Earnings (Loss)	-	-	(118)	-	(118)
Other Comprehensive Income (Loss)	-	-	-	(263)	(263)
Total Comprehensive Income (Loss)	-	-	(118)	(263)	(381)
Stock-Based Compensation Expense	-	5	-	-	5
Dividends on Common Shares	-	-	(41)	-	(41)
As at March 31, 2016	5,534	4,335	1,348	757	11,974

As at December 31, 2016	5,534	4,350	796	910	11,590
Net Earnings (Loss)	-	-	211	-	211
Other Comprehensive Income (Loss)	-	-	-	(46)	(46)
Total Comprehensive Income (Loss)	-	-	211	(46)	165
Stock-Based Compensation Expense	-	3	-	-	3
Dividends on Common Shares	-	-	(41)	-	(41)
As at March 31, 2017	5,534	4,353	966	864	11,717

(1)	Accumulated Other Comprehensive Income (Loss).

See accompanying Notes to Consolidated Financial Statements (unaudited).

Cenovus Energy Inc.	5	For the period ended March 31, 2017

CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

For the periods ended March 31,

($ millions)

		Three Months Ended
	Notes	2017	2016

Operating Activities
Net Earnings (Loss)		211	(118)
Depreciation, Depletion and Amortization	6,12	363	542
Exploration Expense		3	1
Deferred Income Taxes	7	71	(190)
Unrealized (Gain) Loss on Risk Management	20	(279)	149
Unrealized Foreign Exchange (Gain) Loss	5	(72)	(409)
(Gain) Loss on Divestiture of Assets		1	-
Unwinding of Discount on Decommissioning Liabilities	4,14	26	32
Onerous Contract Provisions, Net of Cash Paid		3	14
Other		(4)	5
Net Change in Other Assets and Liabilities		(31)	(29)
Net Change in Non-Cash Working Capital		36	185
Cash From Operating Activities		328	182

Investing Activities
Capital Expenditures – Exploration and Evaluation Assets	11	(43)	(34)
Capital Expenditures – Property, Plant and Equipment	12	(270)	(289)
Acquisition Deposit	24	(173)	-
Net Change in Investments and Other		-	1
Net Change in Non-Cash Working Capital		27	(47)
Cash From (Used in) Investing Activities		(459)	(369)

Net Cash Provided (Used) Before Financing Activities		(131)	(187)

Financing Activities	22
Dividends Paid on Common Shares	8	(41)	(41)
Acquisition Financing Costs		(10)	-
Other		(1)	-
Cash From (Used in) Financing Activities		(52)	(41)

Foreign Exchange Gain (Loss) on Cash and Cash Equivalents Held in Foreign Currency		11	6
Increase (Decrease) in Cash and Cash Equivalents		(172)	(222)
Cash and Cash Equivalents, Beginning of Period		3,720	4,105
Cash and Cash Equivalents, End of Period		3,548	3,883

See accompanying Notes to Consolidated Financial Statements (unaudited).

Cenovus Energy Inc.	6	For the period ended March 31, 2017

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2017

1. DESCRIPTION OF BUSINESS AND SEGMENTED DISCLOSURES

Cenovus Energy Inc. and its subsidiaries, (together “Cenovus” or the “Company”) are in the business of developing, producing and marketing crude oil, natural gas liquids (“NGLs”) and natural gas in Canada with marketing activities and refining operations in the United States (“U.S.”).

Cenovus is incorporated under the Canada Business Corporations Act and its shares are listed on the Toronto (“TSX”) and New York (“NYSE”) stock exchanges. The executive and registered office is located at 2600, 500 Centre Street S.E., Calgary, Alberta, Canada, T2G 1A6. Information on the Company’s basis of preparation for these interim Consolidated Financial Statements is found in Note 2.

On March 29, 2017, Cenovus entered into a purchase and sale agreement with ConocoPhillips Company and certain of its subsidiaries (collectively, “ConocoPhillips”) to acquire ConocoPhillips’ 50 percent interest in FCCL Partnership (“FCCL”) and the majority of ConocoPhillips’ western Canadian conventional crude oil and natural gas assets (the “Deep Basin Assets”). This transformational acquisition will increase Cenovus’s interest in FCCL to 100 percent and expand Cenovus’s operating areas to include undeveloped land, exploration and production assets and related infrastructure and agreements in Alberta and into British Columbia. The acquisition is expected to close in the second quarter of 2017 (see Note 24 – Subsequent Event).

Management has determined the operating segments based on information regularly reviewed for the purposes of decision making, allocating resources and assessing operational performance by Cenovus’s chief operating decision makers. The Company evaluates the financial performance of its operating segments primarily based on operating margin. The Company’s reportable segments are:

•

Oil Sands, which includes the development and production of bitumen and natural gas in northeast Alberta. Cenovus’s bitumen assets include Foster Creek, Christina Lake and Narrows Lake as well as projects in the early stages of development, such as Telephone Lake. Certain of the Company’s operated oil sands properties, notably Foster Creek, Christina Lake and Narrows Lake, are jointly owned with ConocoPhillips, an unrelated U.S. public company.

•

Conventional, which includes the development and production of conventional crude oil, NGLs and natural gas in Alberta and Saskatchewan, including the heavy oil assets at Pelican Lake, the carbon dioxide enhanced oil recovery project at Weyburn and emerging tight oil opportunities.

•

Refining and Marketing, which is responsible for transporting, selling and refining crude oil into petroleum and chemical products. Cenovus jointly owns two refineries in the U.S. with the operator Phillips 66, an unrelated U.S. public company. In addition, Cenovus owns and operates a crude-by-rail terminal in Alberta. This segment coordinates Cenovus’s marketing and transportation initiatives to optimize product mix, delivery points, transportation commitments and customer diversification. The marketing of crude oil and natural gas sourced from Canada, including physical product sales that settle in the U.S., is considered to be undertaken by a Canadian business. U.S. sourced crude oil and natural gas purchases and sales are attributed to the U.S.

•

Corporate and Eliminations, which primarily includes unrealized gains and losses recorded on derivative financial instruments, gains and losses on divestiture of assets, as well as other Cenovus-wide costs for general and administrative, financing activities and research costs. As financial instruments are settled, the realized gains and losses are recorded in the reportable segment to which the derivative instrument relates. Eliminations relate to sales and operating revenues, and purchased product between segments, recorded at transfer prices based on current market prices, and to unrealized intersegment profits in inventory. The Corporate and Eliminations segment is attributed to Canada, with the exception of unrealized risk management gains and losses, which have been attributed to the country in which the transacting entity resides.

The following tabular financial information presents the segmented information first by segment, then by product and geographic location.

Cenovus Energy Inc.	7	For the period ended March 31, 2017

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2017

A) Results of Operations – Segment and Operational Information

	Oil Sands		Conventional		Refining and Marketing
For the three months ended March 31,	2017	2016	2017	2016	2017	2016

Revenues
Gross Sales	1,062	470	374	274	2,604	1,588
Less: Royalties	27	-	50	20	-	-
	1,035	470	324	254	2,604	1,588
Expenses
Purchased Product	-	-	-	-	2,330	1,428
Transportation and Blending	566	404	51	47	-	-
Operating	140	127	110	122	219	203
Production and Mineral Taxes	-	-	5	2	-	-
(Gain) Loss on Risk Management	77	(106)	13	(39)	2	(20)
Operating Margin	252	45	145	122	53	(23)
Depreciation, Depletion and Amortization	170	148	121	322	54	55
Exploration Expense	-	1	3	-	-	-
Segment Income (Loss)	82	(104)	21	(200)	(1)	(78)

			Corporate and Eliminations		Consolidated
For the three months ended March 31,			2017	2016	2017	2016

Revenues
Gross Sales			(98)	(67)	3,942	2,265
Less: Royalties			-	-	77	20
			(98)	(67)	3,865	2,245

Expenses
Purchased Product			(96)	(66)	2,234	1,362
Transportation and Blending			(2)	(1)	615	450
Operating			(1)	(1)	468	451
Production and Mineral Taxes			-	-	5	2
(Gain) Loss on Risk Management			(279)	149	(187)	(16)
Depreciation, Depletion and Amortization			18	17	363	542
Exploration Expense			-	-	3	1
Segment Income (Loss)			262	(165)	364	(547)
General and Administrative			43	60	43	60
Finance Costs			120	124	120	124
Interest Income			(17)	(11)	(17)	(11)
Foreign Exchange (Gain) Loss, Net			(76)	(403)	(76)	(403)
Transaction Costs			29	-	29	-
Research Costs			4	18	4	18
(Gain) Loss on Divestiture of Assets			1	-	1	-
			104	(212)	104	(212)
Earnings (Loss) Before Income Tax					260	(335)
Income Tax Expense (Recovery)					49	(217)
Net Earnings (Loss)					211	(118)

Cenovus Energy Inc.	8	For the period ended March 31, 2017

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2017

B) Financial Results by Upstream Product

	Crude Oil (1)
	Oil Sands		Conventional		Total
For the three months ended March 31,	2017	2016	2017	2016	2017	2016

Revenues
Gross Sales	1,055	465	279	189	1,334	654
Less: Royalties	27	-	46	17	73	17
	1,028	465	233	172	1,261	637
Expenses
Transportation and Blending	566	404	47	44	613	448
Operating	136	122	69	78	205	200
Production and Mineral Taxes	-	-	4	2	4	2
(Gain) Loss on Risk Management	77	(106)	13	(40)	90	(146)
Operating Margin	249	45	100	88	349	133
(1) Includes NGLs.
	Natural Gas
	Oil Sands		Conventional		Total
For the three months ended March 31,	2017	2016	2017	2016	2017	2016

Revenues
Gross Sales	4	4	94	82	98	86
Less: Royalties	-	-	4	3	4	3
	4	4	90	79	94	83
Expenses
Transportation and Blending	-	-	4	3	4	3
Operating	3	3	41	42	44	45
Production and Mineral Taxes	-	-	1	-	1	-
(Gain) Loss on Risk Management	-	-	-	1	-	1
Operating Margin	1	1	44	33	45	34

	Other
	Oil Sands		Conventional		Total
For the three months ended March 31,	2017	2016	2017	2016	2017	2016

Revenues
Gross Sales	3	1	1	3	4	4
Less: Royalties	-	-	-	-	-	-
	3	1	1	3	4	4
Expenses
Transportation and Blending	-	-	-	-	-	-
Operating	1	2	-	2	1	4
Production and Mineral Taxes	-	-	-	-	-	-
(Gain) Loss on Risk Management	-	-	-	-	-	-
Operating Margin	2	(1)	1	1	3	-

	Total Upstream
	Oil Sands		Conventional		Total
For the three months ended March 31,	2017	2016	2017	2016	2017	2016

Revenues
Gross Sales	1,062	470	374	274	1,436	744
Less: Royalties	27	-	50	20	77	20
	1,035	470	324	254	1,359	724

Expenses
Transportation and Blending	566	404	51	47	617	451
Operating	140	127	110	122	250	249
Production and Mineral Taxes	-	-	5	2	5	2
(Gain) Loss on Risk Management	77	(106)	13	(39)	90	(145)
Operating Margin	252	45	145	122	397	167

Cenovus Energy Inc.	9	For the period ended March 31, 2017

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2017

C) Exploration and Evaluation Assets, Property, Plant and Equipment, Goodwill and Total Assets

	E&E (1)		PP&E (2)
	March 31,	December 31,	March 31,	December 31,
As at	2017	2016	2017	2016

Oil Sands	1,350	1,564	8,694	8,798
Conventional	19	21	1,249	3,080
Refining and Marketing	-	-	4,231	4,273
Corporate and Eliminations	-	-	265	275
Consolidated	1,369	1,585	14,439	16,426

	Goodwill		Total Assets
	March 31,	December 31,	March 31,	December 31,
As at	2017	2016	2017	2016

Oil Sands	242	242	11,468	11,112
Conventional	-	-	3,268	3,196
Refining and Marketing	-	-	6,080	6,613
Corporate and Eliminations	-	-	4,309	4,337
Consolidated	242	242	25,125	25,258

(1)	Exploration and Evaluation (“E&E”) assets.
(2)	Property, Plant and Equipment (“PP&E”).

D) Geographical Information

	Revenues
	Three Months Ended
For the periods ended March 31,	2017	2016

Canada	2,183	1,114
United States	1,682	1,131
Consolidated	3,865	2,245

	Non-Current Assets (1)
	March 31,	December 31,
As at	2017	2016

Canada	11,975	14,130
United States	4,139	4,179
Consolidated	16,114	18,309
(1) Includes E&E assets, PP&E, goodwill and other assets. E) Capital Expenditures (1)
	Three Months Ended
For the periods ended March 31,	2017	2016

Capital
Oil Sands	172	227
Conventional	88	39
Refining and Marketing	46	52
Corporate	7	5
Capital Investment	313	323

(1)	Includes expenditures on PP&E, E&E assets and Assets Held for Sale.

Cenovus Energy Inc.	10	For the period ended March 31, 2017

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2017

2. BASIS OF PREPARATION AND STATEMENT OF COMPLIANCE

In these interim Consolidated Financial Statements, unless otherwise indicated, all dollars are expressed in Canadian dollars. All references to C$ or $ are to Canadian dollars and references to US$ are to U.S. dollars.

These interim Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including International Accounting Standard 34, “Interim Financial Reporting” (“IAS 34”), and have been prepared following the same accounting policies and methods of computation as the annual Consolidated Financial Statements for the year ended December 31, 2016, except for income taxes. Income taxes on earnings or loss in the interim periods are accrued using the income tax rate that would be applicable to the expected total annual earnings or loss. Certain information and disclosures normally included in the notes to the annual Consolidated Financial Statements have been condensed or have been disclosed on an annual basis only. Accordingly, these interim Consolidated Financial Statements should be read in conjunction with the annual Consolidated Financial Statements for the year ended December 31, 2016, which have been prepared in accordance with IFRS as issued by the IASB.

Certain information provided for the prior year has been reclassified to conform to the presentation adopted for the year ended December 31, 2016.

These interim Consolidated Financial Statements were approved by the Audit Committee effective April 25, 2017.

3. RECENT ACCOUNTING PRONOUNCEMENTS

New Accounting Standards and Interpretations not yet Adopted

A number of new accounting standards, amendments to accounting standards and interpretations are effective for annual periods beginning on or after January 1, 2017 and have not been applied in preparing the Consolidated Financial Statements for the period ended March 31, 2017. The following provides an update to the disclosure in the annual Consolidated Financial Statements for the year ended December 31, 2016.

Revenue Recognition

On May 28, 2014, the IASB issued IFRS 15, “Revenue From Contracts With Customers” (“IFRS 15”) replacing IAS 11, “Construction Contracts”, IAS 18, “Revenue” and several revenue-related interpretations. IFRS 15 establishes a single revenue recognition framework that applies to contracts with customers. The standard requires an entity to recognize revenue to reflect the transfer of goods and services for the amount it expects to receive, when control is transferred to the purchaser. Disclosure requirements have also been expanded.

IFRS 15 is effective for annual periods beginning on or after January 1, 2018. The standard may be applied retrospectively or using a modified retrospective approach. The Company is currently evaluating the impact of adopting IFRS 15 on the Consolidated Financial Statements and plans to adopt the standard for its year ended December 31, 2018.

Leases

On January 13, 2016, the IASB issued IFRS 16, “Leases” (“IFRS 16”), which requires entities to recognize lease assets and lease obligations on the balance sheet. For lessees, IFRS 16 removes the classification of leases as either operating leases or finance leases, effectively treating all leases as finance leases. Certain short-term leases (less than 12 months) and leases of low-value assets are exempt from the requirements, and may continue to be treated as operating leases.

Lessors will continue with a dual lease classification model. Classification will determine how and when a lessor will recognize lease revenue, and what assets would be recorded.

IFRS 16 is effective for years beginning on or after January 1, 2019, with early adoption permitted if IFRS 15 has been adopted. The standard may be applied retrospectively or using a modified retrospective approach. The modified retrospective approach does not require restatement of prior period financial information as it recognizes the cumulative effect as an adjustment to opening retained earnings and applies the standard prospectively.

The Company plans to apply IFRS 16 on January 1, 2019. A transition team is assessing the impacts of adopting IFRS 16 and will oversee changes to accounting systems, processes and internal controls. The estimated time and effort necessary to develop and implement required changes (including the impact to information technology systems) extends into 2018. Although the transition approach on adoption has not yet been determined, it is anticipated that the adoption of IFRS 16 will have a material impact on the Consolidated Balance Sheets.

Cenovus Energy Inc.	11	For the period ended March 31, 2017

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2017

4. FINANCE COSTS

	Three Months Ended
For the periods ended March 31,	2017	2016

Interest Expense – Short-Term Borrowings and Long-Term Debt	85	88
Unwinding of Discount on Decommissioning Liabilities (Note 14)	26	32
Other	9	4
	120	124

5. FOREIGN EXCHANGE (GAIN) LOSS, NET

	Three Months Ended
For the periods ended March 31,	2017	2016

Unrealized Foreign Exchange (Gain) Loss on Translation of:
U.S. Dollar Debt Issued From Canada	(56)	(413)
Other	(16)	4
Unrealized Foreign Exchange (Gain) Loss	(72)	(409)
Realized Foreign Exchange (Gain) Loss	(4)	6
	(76)	(403)

6. IMPAIRMENT CHARGES

A) Cash-Generating Unit (“CGU”) Impairments

2017 Upstream Impairments

As at March 31, 2017, there were no indicators of impairment.

For the purpose of impairment testing, goodwill is allocated to the CGU to which it relates. There were no goodwill impairments for the three months ended March 31, 2017.

2016 Upstream Impairments

Due to a decline in forward commodity prices as at March 31, 2016, the Company tested its upstream CGUs for impairment. The Company determined that the carrying amount of the Northern Alberta CGU exceeded its recoverable amount, resulting in an impairment loss of $170 million. The impairment was recorded as additional depreciation, depletion and amortization (“DD&A”) in the Conventional segment.

As at March 31, 2016, the recoverable amount of the Northern Alberta CGU was estimated to be approximately $1.3 billion based on the fair value less costs of disposal. The fair value of producing properties was calculated based on discounted after-tax cash flows of proved and probable reserves using forward prices and cost estimates, prepared by Cenovus’s IQREs (Level 3). Future cash flows were estimated using a two percent inflation rate and discounted using a rate of 10 percent. Forward prices as at March 31, 2016 used to determine future cash flows from crude oil and natural gas reserves were:

	Remainder of 2016	2017	2018	2019	2020	Average Annual % Change to 2026

WTI (US$/barrel) (1)	45.00	51.00	59.80	66.30	70.40	3.9%
WCS (C$/barrel) (2)	43.40	50.10	57.00	63.60	65.50	4.0%
AECO (C$/Mcf) (3) (4)	2.10	3.00	3.35	3.65	3.75	3.7%

(1)	West Texas Intermediate (“WTI”) crude oil.
(2)	Western Canadian Select (“WCS”) crude oil blend.
(3)	Alberta Energy Company (“AECO”) natural gas.
(4)	Assumes gas heating value of one million British Thermal Units per thousand cubic feet.

There were no impairments of goodwill for the three months ended March 31, 2016.

Cenovus Energy Inc.	12	For the period ended March 31, 2017

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2017

B) Asset Impairment

For the three months ended March 31, 2017, $3 million of previously capitalized E&E costs were deemed not to be technically feasible and commercially viable. This impairment loss was recorded as exploration expense in the Conventional segment.

7. INCOME TAXES

The provision for income taxes is:

	Three Months Ended
For the periods ended March 31,	2017	2016

Current Tax
Canada	(21)	(27)
United States	(1)	-
Total Current Tax Expense (Recovery)	(22)	(27)
Deferred Tax Expense (Recovery)	71	(190)
	49	(217)

The following table reconciles income taxes calculated at the Canadian statutory rate with recorded income taxes:

	Three Months Ended
For the periods ended March 31,	2017	2016

Earnings (Loss) Before Income Tax	260	(335)
Canadian Statutory Rate	27.0%	27.0%
Expected Income Tax (Recovery)	70	(90)
Effect of Taxes Resulting From:
Foreign Tax Rate Differential	(15)	(27)
Non-Deductible Stock-Based Compensation	2	2
Non-Taxable Capital (Gains) Losses	(7)	(56)
Unrecognized Capital (Gains) Losses Arising From Unrealized Foreign Exchange	(7)	(56)
Other	6	10
Total Tax (Recovery)	49	(217)
Effective Tax Rate	18.8%	64.8%

8. PER SHARE AMOUNTS

A) Net Earnings (Loss) Per Share

	Three Months Ended
For the periods ended March 31,	2017	2016

Net Earnings (Loss) – Basic and Diluted ($ millions)	211	(118)

Weighted Average Number of Shares – Basic and Diluted (millions)	833.3	833.3

Net Earnings (Loss) Per Share – Basic and Diluted ($)	0.25	(0.14)

B) Dividends Per Share

For the three months ended March 31, 2017, the Company paid dividends of $41 million or $0.05 per share (three months ended March 31, 2016 – $41 million or $0.05 per share).

9. INVENTORIES

Cenovus recorded a write-down of its refined product inventory of $10 million from cost to net realizable value as at March 31, 2017. As at December 31, 2016, Cenovus recorded a write-down of its product inventory of $4 million.

Cenovus Energy Inc.	13	For the period ended March 31, 2017

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2017

10. ASSETS AND LIABILITIES HELD FOR SALE

On March 29, 2017, Cenovus entered into a purchase and sale agreement with ConocoPhillips to acquire ConocoPhillips’ 50 percent interest in FCCL and the majority of ConocoPhillips’ western Canadian conventional crude oil and natural gas assets (this acquisition is referred to in these interim Consolidated Financial Statements as the “Acquisition”) (see Note 24). Concurrent with the Acquisition, the Company commenced marketing for sale certain non-core properties comprising its Pelican Lake heavy oil assets, including the adjacent Grand Rapids project in the Greater Pelican Lake region, and its Suffield crude oil and natural gas assets. These assets have been reclassified as held for sale as at March 31, 2017 and recorded at the lesser of their carrying amount and fair value less costs to sell.

Assets and liabilities classified as held for sale consist of the following:

		E&E Assets	PP&E	Decommissioning Liabilities
Description	Segment	(Note 11)	(Note 12)	(Note 14)

Pelican Lake	Conventional	-	1,297	113
Suffield	Conventional	-	628	508
Grand Rapids	Oil Sands	257	70	17
		257	1,995	638

11. EXPLORATION AND EVALUATION ASSETS

Total

As at December 31, 2016	1,585
Additions	43
Transfers to Assets Held for Sale (Note 10)	(257)
Exploration Expense (Note 6)	(3)
Change in Decommissioning Liabilities	1
As at March 31, 2017	1,369

12. PROPERTY, PLANT AND EQUIPMENT, NET

	Upstream Assets
	Development & Production	Other Upstream	Refining Equipment	Other (1)	Total

COST
As at December 31, 2016	31,941	333	5,259	1,074	38,607
Additions	217	-	46	7	270
Transfers to Assets Held for Sale (Note 10)	(9,597)	-	-	-	(9,597)
Change in Decommissioning Liabilities	146	-	3	1	150
Exchange Rate Movements and Other	-	-	(46)	2	(44)
Divestitures	(1)	-	-	-	(1)
As at March 31, 2017	22,706	333	5,262	1,084	29,385

ACCUMULATED DEPRECIATION, DEPLETION AND AMORTIZATION
As at December 31, 2016	20,088	308	1,076	709	22,181
DD&A	284	6	52	21	363
Transfers to Assets Held for Sale (Note 10)	(7,602)	-	-	-	(7,602)
Exchange Rate Movements and Other	12	-	(7)	(1)	4
As at March 31, 2017	12,782	314	1,121	729	14,946

CARRYING VALUE
As at December 31, 2016	11,853	25	4,183	365	16,426
As at March 31, 2017	9,924	19	4,141	355	14,439

(1)      Includes crude-by-rail terminal, office furniture, fixtures, leasehold improvements, information technology and aircraft.

Cenovus Energy Inc.	14	For the period ended March 31, 2017

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2017

13. LONG-TERM DEBT

As at	US$ Principal	March 31, 2017	December 31, 2016

Revolving Term Debt (1)	-	-	-
U.S. Dollar Denominated Unsecured Notes	4,750	6,322	6,378
Total Debt Principal		6,322	6,378
Debt Discounts and Transaction Costs		(45)	(46)
		6,277	6,332
(1)	Revolving term debt may include Bankers’ Acceptances, London Interbank Offered Rate based loans, prime rate loans and U.S. base rate loans.

Cenovus has in place a committed credit facility that consists of a $1.0 billion tranche maturing on April 30, 2019 and a $3.0 billion tranche maturing on November 30, 2019. As at March 31, 2017, Cenovus had $4.0 billion available on its committed credit facility.

On February 24, 2016, Cenovus filed a base shelf prospectus. The base shelf prospectus allows the Company to offer, from time to time, up to US$5.0 billion, or the equivalent in other currencies, of debt securities, common shares, preferred shares, subscription receipts, warrants, share purchase contracts and units in Canada, the U.S. and elsewhere where permitted by law. The base shelf prospectus will expire in March 2018. As at March 31, 2017, no issuances have been made under the US$5.0 billion base shelf prospectus.

In connection with the Acquisition (see Note 24), Cenovus closed a bought-deal common share financing on April 6, 2017 under the base shelf prospectus for gross proceeds of $3.0 billion. As at April 6, 2017, US$2.8 billion was available under the base shelf prospectus.

As at March 31, 2017, the Company is in compliance with all of the terms of its debt agreements.

14. DECOMMISSIONING LIABILITIES

The decommissioning provision represents the present value of the expected future costs associated with the retirement of upstream crude oil and natural gas assets, refining facilities and the crude-by-rail terminal. The aggregate carrying amount of the obligation is:

Total

As at December 31, 2016	1,847
Liabilities Incurred	6
Liabilities Settled	(23)
Transfers to Assets Held for Sale (Note 10)	(638)
Change in Estimated Future Cash Flows	(5)
Change in Discount Rate	150
Unwinding of Discount on Decommissioning Liabilities	26
As at March 31, 2017	1,363

The undiscounted amount of estimated future cash flows required to settle the obligation has been discounted using a credit-adjusted risk-free rate of 5.4 percent as at March 31, 2017 (December 31, 2016 – 5.9 percent).

15. OTHER LIABILITIES

As at	March 31, 2017	December 31, 2016

Employee Long-Term Incentives	60	72
Pension and Other Post-Employment Benefit Plan	78	71
Onerous Contract Provisions	40	35
Other	35	33
	213	211

Cenovus Energy Inc.	15	For the period ended March 31, 2017

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2017

16. SHARE CAPITAL

A) Authorized

Cenovus is authorized to issue an unlimited number of common shares, and first and second preferred shares not exceeding, in aggregate, 20 percent of the number of issued and outstanding common shares. The first and second preferred shares may be issued in one or more series with rights and conditions to be determined by the Company’s Board of Directors prior to issuance and subject to the Company’s articles.

B) Issued and Outstanding

As at March 31, 2017	Number of Common Shares (thousands)	Amount

Outstanding, Beginning of Year and End of Period	833,290	5,534

There were no preferred shares outstanding as at March 31, 2017 (December 31, 2016 – nil).

As at March 31, 2017, there were 15 million (December 31, 2016 – 12 million) common shares available for future issuance under the stock option plan.

In connection with the Acquisition (see Note 24), Cenovus closed a bought-deal common share financing on April 6, 2017 for 187.5 million common shares, raising gross proceeds of $3.0 billion.

17. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

	Defined Benefit Pension Plan	Foreign Currency Translation Adjustment	Available for Sale Financial Assets	Total

As at December 31, 2015	(10)	1,014	16	1,020
Other Comprehensive Income (Loss), Before Tax	(5)	(256)	(4)	(265)
Income Tax	1	-	1	2
As at March 31, 2016	(14)	758	13	757

As at December 31, 2016	(13)	908	15	910
Other Comprehensive Income (Loss), Before Tax	(4)	(43)	-	(47)
Income Tax	1	-	-	1
As at March 31, 2017	(16)	865	15	864

Cenovus Energy Inc.	16	For the period ended March 31, 2017

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2017

18. STOCK-BASED COMPENSATION PLANS

Cenovus has a number of stock-based compensation plans which include stock options with associated net settlement rights (“NSRs”), stock options with associated tandem stock appreciation rights (“TSARs”), performance share units (“PSUs”), restricted share units (“RSUs”) and deferred share units (“DSUs”). The following table summarizes information related to Cenovus’s stock-based compensation plans:

As at March 31, 2017	Units Outstanding (thousands)	Units Exercisable (thousands)

NSRs	41,545	36,152
TSARs	1,024	1,024
PSUs	4,914	-
RSUs	3,659	-
DSUs	1,707	1,707

For the three months ended March 31, 2017	Units Granted (thousands)	Units Vested and Paid Out (thousands)

NSRs	-	-
PSUs	-	451
RSUs	-	101
DSUs	104	-

Certain directors, officers or employees chose prior to December 31, 2016 to convert a portion of their remuneration, paid in the first quarter of 2017, into DSUs. The election for any particular year is irrevocable. DSUs may not be redeemed until departure from the Company. Directors also received an annual grant of DSUs.

The weighted average exercise price of NSRs and TSARs as at March 31, 2017 was $30.57 and $27.46, respectively.

The following table summarizes the stock-based compensation expense (recovery) recorded for all plans:

	Three Months Ended
For the periods ended March 31,	2017	2016

NSRs	2	4
TSARs	-	-
PSUs	(6)	(8)
RSUs	(3)	3
DSUs	(7)	(1)
Stock-Based Compensation Expense (Recovery)	(14)	(2)
Stock-Based Compensation Costs Capitalized	(1)	(1)
Total Stock-Based Compensation	(15)	(3)

19. CAPITAL STRUCTURE

Cenovus’s capital structure objectives and targets have remained unchanged from previous periods. Cenovus’s capital structure consists of Shareholders’ Equity plus Debt. Debt is defined as short-term borrowings, and the current and long-term portions of long-term debt. Net debt includes the Company’s short-term borrowings, and the current and long-term portions of long-term debt, net of cash and cash equivalents. Cenovus’s objectives when managing its capital structure are to maintain financial flexibility, preserve access to capital markets, ensure its ability to finance internally generated growth and to fund potential acquisitions while maintaining the ability to meet the Company’s financial obligations as they come due.

Cenovus monitors its capital structure and financing requirements using, among other things, non-GAAP financial measures consisting of Debt to Capitalization and Debt to Adjusted Earnings Before Interest, Taxes and DD&A (“Adjusted EBITDA”). These measures are used to steward Cenovus’s overall debt position as measures of Cenovus’s overall financial strength.

Over the long term, Cenovus targets a Debt to Capitalization ratio of between 30 and 40 percent and a Debt to Adjusted EBITDA ratio of between 1.0 and 2.0 times. At different points within the economic cycle, Cenovus expects these ratios may periodically be outside of the target range.

Cenovus Energy Inc.	17	For the period ended March 31, 2017

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2017

A) Debt to Capitalization and Net Debt to Capitalization

As at	March 31, 2017	December 31, 2016

Debt	6,277	6,332
Shareholders’ Equity	11,717	11,590
	17,994	17,922
Debt to Capitalization	35%	35%

Debt	6,277	6,332
Add (Deduct):
Cash and Cash Equivalents	(3,548)	(3,720)
Net Debt	2,729	2,612
Shareholders’ Equity	11,717	11,590
	14,446	14,202
Net Debt to Capitalization	19%	18%

B) Debt to Adjusted EBITDA and Net Debt to Adjusted EBITDA

As at	March 31, 2017	December 31, 2016

Debt	6,277	6,332
Net Debt	2,729	2,612

Net Earnings (Loss)	(216)	(545)
Add (Deduct):
Finance Costs	488	492
Interest Income	(58)	(52)
Income Tax Expense (Recovery)	(116)	(382)
DD&A	1,319	1,498
E&E Impairment	4	2
Unrealized (Gain) Loss on Risk Management	126	554
Foreign Exchange (Gain) Loss, Net	129	(198)
(Gain) Loss on Divestitures of Assets	7	6
Other (Income) Loss, Net	34	34
Adjusted EBITDA (1)	1,717	1,409

Debt to Adjusted EBITDA	3.7x	4.5x
Net Debt to Adjusted EBITDA	1.6x	1.9x

(1)	Calculated on a trailing twelve-month basis.

Cenovus will maintain a high level of capital discipline and manage its capital structure to help ensure sufficient liquidity through all stages of the economic cycle. To manage its capital structure, Cenovus may, among other actions, adjust capital and operating spending, adjust dividends paid to shareholders, purchase shares for cancellation pursuant to normal course issuer bids, issue new shares, issue new debt, draw down on its credit facility or repay existing debt.

Cenovus has in place a committed credit facility that consists of a $1.0 billion tranche maturing on April 30, 2019 and a $3.0 billion tranche maturing on November 30, 2019. As at March 31, 2017, Cenovus had $4.0 billion available on its committed credit facility. Under the committed credit facility, the Company is required to maintain a debt to capitalization ratio, as defined in the agreement, not to exceed 65 percent. The Company is well below this limit.

In addition, as at March 31, 2017, Cenovus has in place a US$5.0 billion base shelf prospectus, the availability of which is dependent on market conditions. In connection with the Acquisition (see Note 24), Cenovus closed a bought-deal common share financing on April 6, 2017 under the base shelf prospectus for 187.5 million common shares, raising gross proceeds of $3.0 billion. As at April 6, 2017, US$2.8 billion remains available under the base shelf prospectus.

As at March 31, 2017, Cenovus is in compliance with all of the terms of its debt agreements.

Cenovus Energy Inc.	18	For the period ended March 31, 2017

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2017

20. FINANCIAL INSTRUMENTS

Cenovus’s financial assets and financial liabilities consist of cash and cash equivalents, accounts receivable and accrued revenues, accounts payable and accrued liabilities, risk management assets and liabilities, available for sale financial assets, long-term receivables, short-term borrowings and long-term debt. Risk management assets and liabilities arise from the use of derivative financial instruments.

A) Fair Value of Non-Derivative Financial Instruments

The fair values of cash and cash equivalents, accounts receivable and accrued revenues, accounts payable and accrued liabilities, and short-term borrowings approximate their carrying amount due to the short-term maturity of these instruments.

The fair values of long-term receivables approximate their carrying amount due to the specific non-tradeable nature of these instruments.

Long-term debt is carried at amortized cost. The estimated fair values of long-term borrowings have been determined based on period-end trading prices of long-term borrowings on the secondary market (Level 2). As at March 31, 2017, the carrying value of Cenovus’s long-term debt was $6,277 million and the fair value was $6,589 million (December 31, 2016 carrying value – $6,332 million, fair value – $6,539 million).

Available for sale financial assets comprise private equity investments. These assets are carried at fair value on the Consolidated Balance Sheets in other assets. Fair value is determined based on recent private placement transactions (Level 3) when available. There were no changes to the fair value of available for sale financial assets in the three months ended March 31, 2017.

B) Fair Value of Risk Management Assets and Liabilities

The Company’s risk management assets and liabilities consist of crude oil, condensate, foreign exchange contracts and interest rate swaps. Crude oil, condensate and, if entered, natural gas contracts, are recorded at their estimated fair value based on the difference between the contracted price and the period-end forward price for the same commodity, using quoted market prices or the period-end forward price for the same commodity extrapolated to the end of the term of the contract (Level 2). The fair value of interest rate swaps and foreign exchange contracts are calculated using external valuation models which incorporate observable market data, including interest rate yield curves (Level 2).

Summary of Unrealized Risk Management Positions

	March 31, 2017			December 31, 2016
	Risk Management			Risk Management
As at	Asset	Liability	Net	Asset	Liability	Net

Crude Oil	33	65	(32)	21	307	(286)
Interest Rate	4	5	(1)	3	8	(5)
Foreign Exchange	26	2	24	-	-	-
Total Fair Value	63	72	(9)	24	315	(291)

The following table presents the Company’s fair value hierarchy for risk management assets and liabilities carried at fair value:

As at	March 31, 2017	December 31, 2016

Level 2 – Prices Sourced From Observable Data or Market Corroboration	(9)	(291)

Prices sourced from observable data or market corroboration refers to the fair value of contracts valued in part using active quotes and in part using observable, market-corroborated data.

Cenovus Energy Inc.	19	For the period ended March 31, 2017

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2017

The following table provides a reconciliation of changes in the fair value of Cenovus’s risk management assets and liabilities from January 1 to March 31:

	2017	2016

Fair Value of Contracts, Beginning of Year	(291)	271
Fair Value of Contracts Realized During the Period	92	(165)
Change in Fair Value of Contracts in Place at Beginning of Year and Contracts Entered Into During the Period	187	16
Unrealized Foreign Exchange Gain (Loss) on U.S. Dollar Contracts	3	(15)
Fair Value of Contracts, End of Period	(9)	107

C) Earnings Impact of (Gains) Losses From Risk Management Positions

	Three Months Ended
For the periods ended March 31,	2017	2016

Realized (Gain) Loss (1)	92	(165)
Unrealized (Gain) Loss (2)	(279)	149
(Gain) Loss on Risk Management	(187)	(16)

(1)	Realized gains and losses on risk management are recorded in the reportable segment to which the derivative instrument relates.
(2)	Unrealized gains and losses on risk management are recorded in the Corporate and Eliminations segment.

21. RISK MANAGEMENT

Cenovus is exposed to financial risks, including market risk related to commodity prices, foreign exchange rates, interest rates as well as credit risk and liquidity risk. A description of the nature and extent of risks arising from the Company’s financial assets and liabilities can be found in the notes to the annual Consolidated Financial Statements as at December 31, 2016. Exposure to these risks has not changed significantly since December 31, 2016. To manage exposure to interest rate volatility, the Company entered into interest rate swap contracts related to expected future debt issuances. As at March 31, 2017, Cenovus had a notional amount of US$400 million in interest rate swaps. To mitigate the Company’s exposure to foreign exchange rate fluctuations, the Company periodically enters into foreign exchange contracts. As at March 31, 2017, the Company had a notional amount of approximately US$4.8 billion in foreign exchange forwards and options entered into in anticipation of the Acquisition (see Note 24).

Net Fair Value of Risk Management Positions

As at March 31, 2017	Notional Volumes	Terms	Average Price	Fair Value

Crude Oil Contracts
Fixed Price Contracts
Brent Fixed Price	10,000 bbls/d	July – December 2017	US$53.09/bbl	(3)
Brent Fixed Price	10,000 bbls/d	January – June 2018	US$54.06/bbl	-
WTI Fixed Price	70,000 bbls/d	January – June 2017	US$46.35/bbl	(40)
Brent-WTI Differential	50,000 bbls/d	July – December 2017	US$(1.88)/bbl	(4)

Brent Collars	10,000 bbls/d	January – June 2018	US$46.30 – US$64.95/bbl	2
WTI Collars	50,000 bbls/d	July – December 2017	US$44.84 – US$56.47/bbl	(10)
WTI Collars	10,000 bbls/d	January – June 2018	US$45.30 – US$62.77/bbl	2
Other Financial Positions (1)				21
Crude Oil Fair Value Position				(32)

Interest Rate Swaps				(1)

Foreign Exchange Forwards and Options				24

Total Fair Value				(9)

(1)	Other financial positions are part of ongoing operations to market the Company’s production.

Cenovus Energy Inc.	20	For the period ended March 31, 2017

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2017

Sensitivities – Risk Management Positions

The following table summarizes the sensitivity of the fair value of Cenovus’s risk management positions to fluctuations in commodity prices, interest rates or foreign exchange rates, with all other variables held constant. Management believes the fluctuations identified in the table below are a reasonable measure of volatility. The impact of fluctuating commodity prices, interest rates or foreign exchange rates on the Company’s open risk management positions could have resulted in unrealized gains (losses) impacting earnings before income tax as follows:

Risk Management Positions in Place as at March 31, 2017

	Sensitivity Range	Increase	Decrease

Crude Oil Commodity Price	± US$5.00 per bbl Applied to Brent, WTI and Condensate Hedges	(154)	151
Interest Rate Swaps	± 50 Basis Points	44	(51)
Foreign Exchange Forwards	± $0.025 Change in U.S./Canadian Dollar Exchange Rate	78	(78)
Foreign Exchange Options	± $0.025 Change in U.S./Canadian Dollar Exchange Rate	40	(29)

22. SUPPLEMENTARY CASH FLOW INFORMATION

Reconciliation of Liabilities to Cash Flows Arising From Financing Activities

	Other Assets	Dividends Payable	Short-Term Borrowings	Long-Term Debt

As at December 31, 2015	76	-	-	6,525
Changes From Financing Cash Flows:
Dividends Paid	-	(41)	-	-
Non-Cash Changes:
Dividends Declared	-	41	-	-
Unrealized Foreign Exchange (Gain) Loss (Note 5)	-	-	-	(413)
Other	8	-	-	1
As at March 31, 2016	84	-	-	6,113

As at December 31, 2016	56	-	-	6,332
Changes From Financing Cash Flows:
Dividends Paid	-	(41)	-	-
Acquisition Financing Costs	10	-	-	-
Non-Cash Changes:
Dividends Declared	-	41	-	-
Unrealized Foreign Exchange (Gain) Loss (Note 5)	-	-	-	(56)
Other	(2)	-	-	1
As at March 31, 2017	64	-	-	6,277

23. COMMITMENTS AND CONTINGENCIES

A) Commitments

Cenovus has entered into various commitments in the normal course of operations primarily related to demand charges on firm transportation agreements. In addition, the Company has commitments related to its risk management program and an obligation to fund its defined benefit pension and other post-employment benefit plans. Additional information related to the Company’s commitments can be found in the notes to the annual Consolidated Financial Statements for the year ended December 31, 2016.

During the three months ended March 31, 2017, the Company’s transportation commitments decreased approximately $3.1 billion primarily due to the Company’s withdrawal from certain transportation initiatives. Transportation commitments include $16 billion that are subject to regulatory approval or have been approved but are not yet in service (December 31, 2016 – $19 billion). These agreements are for terms up to 20 years subsequent to the date of commencement. As at March 31, 2017, total transportation commitments were $23.2 billion.

Cenovus Energy Inc.	21	For the period ended March 31, 2017

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2017

As at March 31, 2017, there were outstanding letters of credit aggregating $254 million issued as security for performance under certain contracts (December 31, 2016 – $258 million).

B) Legal Proceedings

Cenovus is involved in a limited number of legal claims associated with the normal course of operations. Cenovus believes that any liabilities that might arise from such matters, to the extent not provided for, are not likely to have a material effect on its Consolidated Financial Statements.

24. SUBSEQUENT EVENT

Transformational Acquisition of Oil Sands Assets and Deep Basin Assets

On March 29, 2017, Cenovus entered into a purchase and sale agreement to acquire ConocoPhillips’ 50 percent interest in FCCL which would increase Cenovus’s interest to 100 percent. In addition, Cenovus will acquire the majority of ConocoPhillips’ western Canadian conventional crude oil and natural gas assets, including undeveloped land, exploration and production assets and related infrastructure and agreements in Alberta and British Columbia.

Total consideration for the Acquisition, as announced on March 29, 2017, was $17.7 billion consisting of approximately US$10.6 billion in cash and 208 million Cenovus common shares. As part of the agreement, Cenovus has agreed to make quarterly payments to ConocoPhillips during the five years subsequent to the closing date for quarters in which the average WCS crude oil price exceeds $52.00 per barrel during the quarter. The quarterly payment will be $6 million for each dollar that the WCS price exceeds $52.00 per barrel. The calculation includes an adjustment mechanism related to certain significant production outages at Foster Creek and Christina Lake which may reduce the amount of a contingent payment. There are no maximum payment terms. The terms of the contingent payment agreement allow Cenovus to retain 80 percent to 85 percent of the WCS prices above $52.00 per barrel, based on current gross production capacity at Foster Creek and Christina Lake. As production capacity increases with future expansions, the percentage of upside available to Cenovus will increase further.

The Acquisition, which is subject to customary closing conditions and regulatory approvals, will have an effective date of January 1, 2017 and is expected to close in the second quarter of 2017. As at March 31, 2017, Cenovus has paid a deposit of US$129.5 million which will be applied against the Acquisition purchase price at the date of closing. Cenovus anticipates the majority of the purchase price will be allocated to acquired PP&E, E&E assets and goodwill.

To finance the cash portion of the purchase price, Cenovus completed a bought-deal common share financing and an offering in the United States for senior unsecured notes. In addition, at close of the Acquisition, Cenovus expects to borrow $3.6 billion under a committed asset sale bridge credit facility. It is anticipated that the remainder of the purchase price will be funded by the Company’s existing committed credit facility and cash on hand.

On March 29, 2017, Cenovus entered into an agreement, on a bought-deal basis, with a syndicate of underwriters for an offering of 187.5 million common shares at a price of $16.00 per share for gross proceeds of $3.0 billion. The offering closed on April 6, 2017.

On April 7, 2017, Cenovus completed an offering in the United States for US$2.9 billion in senior unsecured notes in three series – US$1.2 billion 4.25 percent senior notes due April 2027, US$700 million 5.25 percent senior notes due June 2037 and US$1.0 billion 5.40 percent senior notes due June 2047. These funds were placed into escrow subject to closing of the Acquisition.

The committed asset sale bridge credit facility consists of three tranches which mature 12 months, 18 months and 24 months, respectively, following the Acquisition closing date. Cenovus expects to repay the committed asset sale bridge credit facility through the sale of certain assets. Concurrent with the announcement of the Acquisition, Cenovus commenced marketing for sale certain non-core properties to help fund the Acquisition. The Company plans to divest of its Pelican Lake heavy oil assets, including the adjacent Grand Rapids project in the Greater Pelican Lake region, and its Suffield crude oil and natural gas assets. These assets were reclassified as held for sale as at March 31, 2017.

Before giving effect to the Acquisition, Cenovus, through a wholly owned subsidiary, was the managing partner and jointly owned 50 percent of FCCL. FCCL met the definition of a joint operation under IFRS 11, “Joint Arrangements” and as such Cenovus recognized its share of the assets, liabilities, revenues and expenses in its consolidated results before the business combination. Upon completion of the Acquisition, Cenovus will control FCCL, as defined under IFRS 10, “Consolidated Financial Statements” and accordingly FCCL will be consolidated. Upon closing, the Acquisition will be accounted for using the acquisition method pursuant to IFRS 3, “Business Combinations” (“IFRS 3”). As required by IFRS 3, when an acquirer achieves control in stages, the previously held interest is re-measured to fair value at the acquisition date with any gain or loss recognized in net earnings. At the closing date of the Acquisition, Cenovus expects to record a non-cash revaluation gain on the re-measurement to fair value of its existing interest in FCCL.

Cenovus Energy Inc.	22	For the period ended March 31, 2017